UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

Tyler W. Robinson, Esq.

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 128,941,993 †
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 128,941,993 †

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,941,993†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.4%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes 18,114,975 Class E Units of the Issuer, which are convertible into Class A Common Units at the option of EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSI is filing this Amendment No. 5 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSHI is filing this Amendment No. 5 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, Enbridge is filing this Amendment No. 5 to Schedule 13D jointly with EECI.

This Amendment No. 5 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 4 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009, Amendment No. 2 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on May 8, 2013, Amendment No. 3 to the Original Schedule 13D, filed by Enbridge Inc. (“EI”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Energy Company, Inc. (“EECI” and, together with EI, EUSI and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on May 2, 2016, and Amendment No. 4 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2017 (as amended, the “Initial Statement”).

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

On May 17, 2018, representatives of Enbridge and EUSI delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the outstanding Class A Common Units of the Issuer not already owned by Enbridge, EUSI and their affiliates in exchange for shares of common stock of Enbridge, no par value (the “Enbridge Common Stock”), at an exchange ratio of 0.3083 shares of Enbridge Common Stock for each Class A Common Unit of the Issuer. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter which is filed as Exhibit (c) hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between Enbridge, EUSI and the Issuer with respect to the Enbridge and EUSI’s offer will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of Enbridge and EUSI, including the satisfactory completion of due diligence, the approval of the board of directors of EECI, the general partner of the Issuer, the recommendation of the board of directors of Enbridge Energy Management, L.L.C., the delegate of the general partner of the Issuer (the “Issuer Board”), the recommendation of a special committee comprised of one or more of the independent directors of the Issuer Board established to evaluate the transaction, approval by holders of 66⅔% of the outstanding units of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Enbridge and EUSI do not intend to disclose developments with respect to the foregoing unless and until the Issuer Board, Enbridge and EUSI have approved a specific transaction, if any, and Enbridge, EUSI and the Issuer have then entered into a definitive agreement to effect such transaction, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented with the following:

(c)	Offer Letter, dated May 17, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Treasury

Enbridge US Holdings Inc.

By:	/s/ Allen C. Capps
Name:	Allen C. Capps
Title:	President

Enbridge (U.S.) Inc.

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

Exhibit C

Enbridge Inc. 200, 425 - 1st Street S.W. Calgary, AB T2P 3L8 Canada

May 17, 2018

Enbridge Energy Partners, L.P.

c/o  Enbridge Energy Management, L.L.C.,

the delegate of its general partner

5400 Westheimer Court

Houston, TX 77056

Attn:	Members of the Board of Directors of

Enbridge Energy Management, L.L.C.

Re:	Possible acquisition of all outstanding publicly-held Class A Common Units of Enbridge Energy Partners, L.P.

Gentlemen:

Enbridge Inc. (“Enbridge”) and Enbridge (U.S.) Inc. (“EUS”) are pleased to submit this non-binding offer (this “Non-Binding Offer”) to Enbridge Energy Partners, L.P. (“EEP”) regarding a possible transaction pursuant to which Enbridge, through a wholly owned subsidiary (“AcquireCo”), would acquire all of the outstanding Class A Common Units of EEP not already owned by Enbridge and its affiliates (the “Transaction”), as described in more detail below.

As you are aware, Enbridge currently indirectly owns, through various of its wholly owned subsidiaries, 110,827,018 Class A Common Units, 7,825,500 Class B Common Units, 18,114,975 Class E Units and 1,000 Class F Units of EEP. In addition, Enbridge currently indirectly owns the 2% general partner interest in EEP through its wholly owned subsidiary Enbridge Energy Company, Inc. (“EECI”), the general partner of EEP. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer 0.3083 Common Shares of Enbridge in exchange for each issued and outstanding publicly-held Class A Common Unit of EEP based upon the closing price of EEP’s Class A Common Units on the NYSE on May 16, 2018, as compared to the closing price of an Enbridge Common Share on the same date.

We believe this proposal is attractive to public holders of EEP’s Class A Common Units. In light of recent regulatory developments that have affected both EEP and the master limited partnership (“MLP”) market in the U.S. more broadly, we are of the view that a combination transaction is the best strategic alternative currently available to EEP to maximize value to all of its unitholders. We believe the proposed exchange ratio for EEP Class A Common Units reflects a fair value relative to the stand-alone value of EEP’s Class A Common Units today. In particular, the value offered for all of EEP’s outstanding publicly-traded Class A Common Units takes into account the difficulty of supporting EEP’s existing distribution levels from 2019 on, given the combined impact of the announcement of the Federal Energy Regulatory Commission’s income tax allowance policy change and U.S. tax reform on MLP market valuations and the resulting impact on MLPs’ access to capital at reasonable rates.

Enbridge Energy Partners, L.P.

May 17, 2018

Enbridge’s proposal offers unitholders a security with enhanced trading liquidity and provides direct ownership in North America’s largest energy infrastructure company with diverse, safe and reliable cash flow generation supporting attractive dividend growth. In addition, the Transaction would permit current EEP public unitholders the opportunity to participate in the future success of Enbridge as new Enbridge shareholders.

1. Principal Terms; Key Assumptions.

The Transaction would be structured as a merger between EEP and AcquireCo, with EEP surviving the merger. The consideration payable in the Transaction will be a share-for-unit exchange of 0.3083 Common Shares of Enbridge for each issued and outstanding publicly-held Class A Common Unit of EEP, as described above.

Key Assumptions:

The principal terms set out above are based on the following key assumptions:

(a)	Enbridge, AcquireCo and EEP would enter into a definitive merger agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	The Transaction would be subject to customary closing conditions, including the expiration or earlier termination of the waiting period applicable to consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

(c)	Enbridge and EUS intend to simultaneously make a non-binding offer to acquire all of the outstanding interests in Enbridge Energy Management, L.L.C. (“EEQ”) not currently owned by Enbridge and its affiliates (the “EEQ Transaction”). The Transaction will not be conditioned on the consummation of the EEQ Transaction, but the EEQ transaction will be conditioned on the consummation of the Transaction.

(d)	The Transaction would be approved by a special committee to be established by the board of directors of EEQ, the delegate of the general partner of EEP.

(e)	The closing of the Transaction would be subject to (i) the consent of EEQ and Enbridge Energy Company, Inc., the general partner of EEP, and (ii) approval by holders of 66⅔% of the outstanding units of EEP.

Enbridge Energy Partners, L.P.

May 17, 2018

2. Internal Approvals.

This Transaction has been reviewed by, and the delivery of this Non-Binding Offer to EEP has been approved by, the board of directors of Enbridge and EUS. Before Enbridge, EUS and AcquireCo would be in a position to enter into the Definitive Agreement with EEP, the Transaction would need to be reviewed and approved by the boards of directors of Enbridge, EUS and AcquireCo. No approval or consent of Enbridge’s holders of Common Shares would be required for Enbridge to enter into or consummate the Transaction, including the issuance of Enbridge Common Shares in connection with the Transaction.

3. Disclosure.

This morning prior to the opening of the NYSE, Enbridge intends to (i) publicly announce that it has made an offer to EEP with respect to the Transaction, including disclosing the proposed share-for-unit exchange ratio and other key commercial terms of this Non-Binding Offer, (ii) provide its views on the sustainability of the MLP structure, (iii) provide its views with respect to EEP, and (iv) make related filings with various governmental authorities as required under applicable securities laws or regulations.

4. Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Enbridge or any of its affiliates. A binding obligation of Enbridge (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by Enbridge, AcquireCo and EEP of a Definitive Agreement. Enbridge and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at their sole discretion.

After receipt of this offer and the convening of the special committee process with your advisors, if this Non-Binding Offer is acceptable to EEP, Enbridge and its affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with EEP in respect to the Transaction.

Enbridge Energy Partners, L.P.

May 17, 2018

We look forward to receiving EEP’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction at EEP’s convenience.

Sincerely,

ENBRIDGE INC.

By:	/s/ Vern D. Yu
Name:	Vern D. Yu
Title:	Executive Vice President and Chief Development Officer

ENBRIDGE (U.S.) INC.

By:	/s/ Kenneth C. Lanik
Name:	Kenneth C. Lanik
Title:	Tax Officer

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